Exhibit 99.4

Raging Capital Management, LLC
Ten Princeton Avenue
Rocky Hill, NJ 08553

November 20, 2012

Paul K. McWilliams
P.O. Box 25712
Overland Park, KS 66225

Re:           Vitesse Semiconductor Corporation

Dear Paul:

This letter sets forth our mutual agreement with respect to compensation to be paid to you for your agreement to be named and serve as a nominee of Raging Capital Fund, LP on behalf of itself and its affiliates for election as a director of Vitesse Semiconductor Corporation (the “Company”) at the Company’s 2013 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”).

In consideration of your agreement to be named and serve as a nominee for election as a director of the Company at the Annual Meeting, Raging Capital Management, LLC (“Raging Capital”) hereby agrees to pay you $15,000 in cash upon Raging Capital Fund, LP submitting a letter to the Company nominating you for election as a director of the Company (with such payment to be made as soon as reasonably practicable after you have been nominated).  You hereby agree to use such compensation to acquire securities of the Company (the “Nominee Shares”) at such time that you shall determine, after consulting with Raging Capital, but in any event no later than 90 days after receipt of such compensation; provided, however, in the event you are unable to transact in the securities of the Company due to possession of material non-public information or any other limitation or restriction, you shall have 90 days from the first date that you can transact in the securities of the Company to acquire the Nominee Shares.  If you are elected or appointed to serve as a director of the Company at the Annual Meeting or in connection with any settlement or similar understanding between Raging Capital and the Company with respect to the Annual Meeting, you agree not to sell, transfer or otherwise dispose of any Nominee Shares within two (2) years of your election or appointment as a director; provided, however, that in the event the Company enters into any merger, consolidation, business combination, sale of substantially all its assets or similar transaction with or involving a third party (a “Liquidity Event”), you may sell, transfer or exchange the Nominee Shares in accordance with the terms of such Liquidity Event.

You acknowledge and agree that notwithstanding the existence of this letter agreement or any payments to you by Raging Capital hereunder, you shall conduct your activities and make decisions in your capacity as a director of the Company completely independently of Raging Capital and its affiliates and nothing herein shall limit your ability to independently exercise your fiduciary duties as a director.

This letter agreement shall be governed by the laws of the State of New York, without regard to the principles of the conflicts of laws thereof.

This letter agreement shall bind and inure to the benefit of the parties’ heirs, successors and assigns.

This letter agreement may be executed in counterparts, each of which shall be deemed an original, and all of which, taken together, shall constitute one and the same instrument.

Very truly yours,

RAGING CAPITAL MANAGEMENT, LLC

By:	/s/ William C. Martin
Name:	William C. Martin
Title:	Managing Member

ACCEPTED AND AGREED:

/s/ Paul K. McWilliams
PAUL K. MCWILLIAMS